

Mail Stop 7010

May 20, 2008

Aegean Earth & Marine Corporation
Attention: Frank DeLape, Executive Chairman
700 Gemini, Suite 100
Houston, TX 77058

Re: **Aegean Earth & Marine Corporation**
Registration Statement on Form S-1
Filed April 23, 2008
File No. 333-150389
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 21, 2008
File No. 000-52136

Dear Mr. DeLape:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

General

1. Please tell us what consideration you have given to whether you qualify as a "foreign private issuer," as defined in Rule 405 under the Securities Act of 1933, as amended.

Registration Statement Cover Page

2.   We note from your registration statement cover page that you list your principal
        executive offices as c/o Nautilus Global Partners in Houston, Texas. Yet, your
        prospectus lists your headquarters in Athens, Greece. Please clarify your relationship
        with Nautilus Global Partners in your revised prospectus.

Prospectus Cover Page

3.   Please highlight the cross-reference to the risk factors section of the prospectus in a
        conspicuous manner. Please see Item 501(b)(5) of Regulation S-K.

4.   We note your disclosure on the cover page that selling shareholders intend to sell at a
        fixed price, but that selling shareholders may sell any or all of their shares at prevailing
        market prices or privately negotiated prices if your shares are quoted on the OTCBB or
        become listed on any other exchange. Do you plan to contact an authorized OTCBB
        market maker for sponsorship of your securities on the OTCBB? Please advise. We may
        have further comment based on your response.

Prospectus Summary, page 1

5.   We note your statement in the second paragraph that you "are engaged in the
        construction and development of real estate projects . . . ." This statement appears to be
        inconsistent with your statements elsewhere in the prospectus, which suggest that you
        have not yet commenced any construction activities. For example, on page 11 you state
        in the introductory paragraph of your business plan discussion that "you intend to engage
        in the business of construction and development . . . ." If true, please clarify in the
        prospectus summary that you are not currently engaged in any construction or
        development projects.   We note your disclosure in note 1 to the financial statements of
        Aegean Earth S.A. Please be sure your revised disclosure accurately depicts your
        business.

6.   Please revise to explain how Messrs. Clancy, DeLape and Krikis became in engaged in
        your proposed business.

Risk Factors, page 2

7.   Please add a new, separate risk factor concerning your current lack of licensure with the
        appropriate Greek government authorities to perform construction projects in Greece for
        the Greek government. In this regard, we note your disclosure throughout the Business
        section of the prospectus that you plan to pursue construction projects in Greece for the
        Greek government.

8.   Please add a risk factor that addresses risks associated with the fact that you are authorized to issue 78,125,000 ordinary shares and 20,000,000 blank check preference shares. If true, please indicate that these shares may be issued without security holder approval, and that these shares, when issued, may be granted voting powers, rights and preferences that differ from and may be superior to those of the registered shares.

We and our wholly owned subsidiary…, page 2

9.   Please quantify and state your loss in your most recent fiscal year.

We are subject to governmental regulations . . ., page 4

10.   Please spell out the abbreviation "EEU," as your risk factors section should adhere to plain English principles. Please see Item 503 of Regulation S-K.

Need to have a certain key management personnel, page 4

11.   Please revise the subheading for this risk factor to adequately describe the risk. In addition, please identify the specific persons or positions within your business on whom or on which you believe your future success depends and briefly explain why you believe this to be the case. Your discussion should focus on the specific circumstances of your business, both current and anticipated, and should not avoid generalities that could apply to any development stage business. Please see Item 503(c) of Regulation S-K.

Some of our officers and directors reside outside of the United States, page 5

12.   Please identify your officers and directors who reside outside the United States.

Passive foreign investment company considerations, page 5

13.   Please revise the subheading for this risk factor to adequately describe the risk.

Management's Discussion and Analysis of Financial Condition, page 8

14.   Please clarify whether your subsidiary Aegean Earth S.A. has undertaken, is undertaking or has committed to undertake any construction projects.

Liquidity and Capital Resources, page 8

15.   Please briefly discuss why you funded the working capital requirements of Aegean Earth S.A. prior to your acquisition of that company in February 2008.

Plan of Operation, page 9

16.   Your disclosure should provide shareholders a meaningful way to formulate expectations and to assess future performance. Revise to include an expected time frame for

completing each goal/milestone you identify, and update these disclosures in future filings.

17.   Please discuss the timing for commencing operations and when you anticipate being profitable. In responding to this comment, please discuss your anticipated costs of operation.

18.   Please discuss why you will attempt to acquire at least one additional construction company in Greece during the next twelve months. In this regard, you may wish to address what characteristics such a company would have and how it might be different than or complement Aegean Earth S.A.

19.   Please clarify whether you are engaged in negotiations for projects with any parties other than the Municipality of Argostoli.

Business, page 11

20.   Please disclose the information required by Item 404(c) of Regulation S-K concerning promoters or tell us why this Item is not required.

21.   Please identify by name the former president of a Greek construction company with whom you have a consulting agreement and identify by name the Greek construction company with which such person was affiliated. We note your disclosure in notes 4 and 7 to the financial statements of Aegean Earth S.A.

22.   Regarding the proposed Argostoli harbor project, please add the following information to your disclosure:

- the country in which Argostoli is located;

- the identity of the party who is performing the feasibility study;

- the identity of the party who is paying for the feasibility study; and

- an estimated range, or ranges if there are multiple alternative project scenarios, of the currently anticipated dollar value of the project to you.

Proposed Acquisition, page 12

23.   Regarding the proposed acquisition of the Greek construction company, please add the
        following information to your disclosure:

        •   the name of the target company;

        •   the anticipated timetable for the acquisition, including the timetable for court action
            on your plan to acquire the target; and

        •   a brief description of your plan for turning around the business of the target company.

Government Regulation . . ., page 13

24.   Regarding the licensure process with the Greek government, please add the following
        information to your disclosure:

        •   your estimation of the length of time it will take to acquire a "diploma" and your
            understanding of the length of time it typically takes to acquire a "diploma;"

        •   your estimation of the likelihood that you will be able to "leverage acquisitions" to
            obtain a diploma;

        •   your estimation of the various impacts on your plan of operations that different
            "diploma" levels might have; and

        •   your estimation of the "diploma" level that you might obtain through the proposed
            acquisition of the Greek construction company described in the prospectus.

25.   Please tell us your legal basis for using acquisitions to obtain the diploma necessary to
        work on infrastructure projects for the Greek government. We may have further
        comment based on your response.

Competition, page 13

26.   Please explain what the phrase "BOT participations" means. The phrase is used in the
        first bullet point on page 13.

Directors and Executive Officers, page 14

27.   Please add the director independence disclosures required by Item 407(a) of Regulation
        S-K.

28. Please disclose any previous experience that your directors and executive officers have had with blank check companies. Also, please discuss those with which your directors and executive officers will be involved in the future. The discussion should include, for each blank check company, the aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received and subsequent involvement in the companies, if any. We may have further comment based on your revised disclosure.

29. Please indicate the actual number of hours per week and percentage of time that your executive officers will devote to your proposed business.

Executive Compensation, page 17

30. We note your statement that you have not paid any cash compensation to your executive officers. Please add the applicable disclosures required by Item 402 of Regulation S-K for any non-cash compensation that has been paid to your executive officers.

Selling Shareholders, page 19

31. We note your statement that none of the selling shareholders are broker-dealers. Please tell us whether any of the following selling shareholders are affiliates of broker-dealers:

- Namtor BVC LP;

- Heller Capital Investments, LLC;

- Gilford Energy, Inc.;

- GT Investments, LLC;

- Centaur Value Fund, LP; and

- United Centuar Master Fund.

Please refer to Rule 405 under the Securities Act of 1933, as amended, for the applicable definition of "affiliate." For each of the selling shareholders listed above that is an affiliate of a broker-dealer, if true, please add disclosures in substantially the following form to the selling shareholders section of the prospectus:

- the selling shareholder purchased in the ordinary course of business; and

- at the time of the purchase of the securities now being offered for resale, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you cannot make the foregoing disclosures for any selling shareholder that is an affiliate of a broker-dealer, please state in the selling shareholders section of the prospectus that such selling shareholder is an underwriter.

32.   Please identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by the following selling shareholders:

- Heller Capital Investments, LLC;

- Gilford Energy, Inc.;

- GT Investments, LLC;

- Centaur Value Fund, LP; and

- United Centuar Master Fund.

Please see Interpretation I.60 in the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (July 1997).

33.   Please advise us as to whether any of the selling security holders are affiliated for purposes of determining beneficial ownership. We note that some share the same last name.

34.   If material, please describe the relationship between your executive officers and the selling shareholders.

Certain Relationships and Related Transactions, page 29

35.   Regarding the Aegean Earth S.A. acquisition disclosure, please add the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of Mr. Clancy's interest in the transaction, which should be calculated without regard to the amount of any profit or loss. Please see Item 404(d)(1) of Regulation S-K.

36.   Regarding the AAF loan, please add all of the information required by Item 404(a)(5) of Regulation S-K. Please see Item 404(d)(1) of Regulation S-K.

37.   Please tell us why you have excluded from your related party transactions disclosure the transactions described in notes 4, 5 and 7 to your financial statements for the fiscal year ended December 31, 2007. Please see Item 404 of Regulation S-K and particularly Instruction 1 to Item 404, which, in your case, because the disclosure is appearing in a registration statement on Form S-1, would require disclosure of subject transactions occurring since the company's formation in March 2006.

Description of Securities, page 30

Registration Rights, page 31

38.   Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your ordinary shares. Refer to paragraph 12 of FSP EITF 00-19-2.

Legal Matters, page 33

39.   Please give the address for Stuarts Walker Hersant Attorneys-At-Law. See paragraph 23 of Schedule A to the Securities Act of 1933, as amended.

Aegean Earth and Marine Corporation Audited Financial Statements

General

40.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

Balance Sheets, page F-3

41.   Please revise your disclosure of the par value or your ordinary shares. The par value per share does not appear consistent with your par value disclosures on page F-8.

Statements of Operations, page F-4

42.   Please revise your statement of operations to include basic and diluted loss per share for cumulative period from March 10, 2006 to December 31, 2007. Please also disclose the weighted average ordinary shares outstanding for basic and diluted as well.

Note 11 - Subsequent Event, page F-10

43.   Please revise your financial statement footnotes for the year ended December 31, 2007 to include the disclosures required by paragraphs 51 and 52 of SFAS 141. Please note that even if the purchase price allocation was not finalized as of the date of your filing, your disclosures should include a condensed balance sheet disclosing the initial amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. Please refer to paragraph 57 of SFAS 141. In addition, please ensure that your interim financial statements include the disclosures required by paragraph 58 of SFAS 141.

44.   We note that you disclosed in your Form 8-K filed on March 6, 2008 and amended on April 21, 2008 that you did not include any pro forma information reflecting the Aegean Earth S.A. acquisition because historically you have had no operations and, therefore, a pro forma presentation of your financial information would, for the most part, be a presentation of Aegean Earth S.A.'s historical financial statements. Given the significance of the acquisition to your historical financial statements, please revise your S-1 filing to include pro forma information required by Rule 8-05 of Regulation S-X.

45.   You indicate that on February 29, 2008, simultaneously with your acquisition, you sold 1,908,675 ordinary shares and 1,908,675 Series A preference shares in a private offering for aggregate gross proceeds of $5.7 million. Please ensure that your interim financial statements address how you accounted for the issuance of these ordinary shares and Series A Preference Shares, including how you determined the fair value to be allocated to each class of shares. Your disclosures should also address how you accounted for any conversion features or price adjustments related to your Series A Preference Shares and any other significant terms of this private offering. Please cite the accounting literature used to support your conclusions.

Part II

Item 16. Exhibits, page II-3

46.   Please tell us what consideration you have given to including the following items as exhibits to the registration statement:

- the consulting agreement with a former president of a Greek construction company, which is referenced in the prospectus on page 12;

- the memorandum of understanding regarding the potential acquisition of a Greek construction company, which is referenced in the prospectus on page 12;

- the oral agreement you have with Mr. DeLape to issue stock options to him, which is referenced in the prospectus on page 17; and

- the acquisition agreement by which you acquired all of the outstanding capital stock of Aegean Earth S.A. on February 29, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

47.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene at (202) 551-3733 or Lisa Haynes at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Lawrence G. Nusbaum, Esq. (Via Facsimile 212-809-5449)